SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number 001-16061

Medialive International, Inc.
(f/k/a Key3Media Group, Inc.)

(Exact name of registrant as specified in its charter)

     5700 Wilshire Blvd., Suite 325, Los Angeles, California 90036, (323) 954-6000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Common Stock, Par Value $.01 per share
Debt Securities, Senior Subordinated Notes Due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	(X)	Rule 12h-3(b)(1)(i)	(X)
Rule 12g-4(a)(1)(ii)	( )	Rule 12h-3(b)(1)(ii)	( )
Rule 12g-4(a)(2)(i)	( )	Rule 12h-3(b)(2)(i)	( )
Rule 12g-4(a)(2)(ii)	( )	Rule 12h-3(b)(2)(ii)	( )
		Rule 15d-6	( )

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Medialive International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2003

MEDIALIVE INTERNATIONAL, INC.

By:	/s/ Jeryl A. Bowers
	Name:	Jeryl A. Bowers
	Title:	Vice President, General Counsel and Secretary of Medialive International, Inc.